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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                        Commission File Number: 001-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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

On December 11, 2005, Husky Energy Inc. announced it had received approval for its Sunrise Oil Sands Project northeast of Fort McMurray, Alberta. The press release is attached hereto as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date: December 13, 2005

                                                                       EXHIBIT A
                                                                       ---------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                                         2005
                                     NEWS

                                        HUSKY ENERGY INC.

                                        BUILDING ON THE HORIZON
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                                                               December 11, 2005
For immediate release

                        HUSKY ENERGY - OIL SANDS PROJECTS

CALGARY, ALBERTA - Husky Energy Inc. advised today that the Alberta Energy & Utilities Board (EUB) has approved the commercial application for its Sunrise Oil Sands Project, located approximately 60 kilometres northeast of Fort McMurray, Alberta. It is estimated that the Sunrise lease contains original bitumen in place of 10.6 billion barrels, and that approximately 3.2 billion barrels of oil resources will be recoverable over the project life of approximately 40 years.

Husky, which holds a 100 percent interest in the Sunrise lease, intends to develop the 200,000 barrel per day project in phases. The EUB approval relates to Husky's bitumen extraction plans, and Husky is completing its alternatives for upstream development, upgrading, transportation and marketing of the produced bitumen.

"We are pleased that the Sunrise Oil Sands Project has received regulatory approval in a timely fashion. Husky now looks forward to successfully developing this world-class asset in a prudent manner that maximizes shareholder value," said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc.

The Company submitted its public disclosure document in February, 2004 and commercial application in August, 2004. Husky has worked closely with various stakeholders, including First Nations, to address issues related to the proposed development. To date, Husky has drilled approximately 500 resource evaluation wells and analysed approximately 40,000 metres of core to establish the bitumen oil resources at Sunrise. With the issuance of the EUB approval, Husky can commence the next phase of the project, which will encompass engineering for the upstream element of the development and its upgrading and downstream options.

The Sunrise lease covers 57,634 acres in the prolific Athabasca oil sands deposit. The lease contains bitumen pay zones ranging up to 80 metres in thickness that are well suited to in-situ extraction. Husky will use an in-situ oil recovery technique known as steam-assisted gravity drainage (SAGD) to recover the bitumen. The SAGD process involves drilling pairs of horizontal wells into the formation, injecting steam into the upper wells to heat the reservoir, and producing the heated bitumen and condensed steam from the lower wells to the surface.

Husky is also pleased to report that excellent progress continues to be made on its inaugural Tucker Oil Sands development. The $500-million project, located 30 kilometres northwest of Cold Lake, Alberta, is on schedule and on budget. It is estimated that the Tucker lease contains original bitumen in place of 1.27 billion barrels, and that approximately 352 million barrels of oil resources will be recoverable.



                                       707 - 8 Avenue S.W., Box 6525, Station D,
                                                        Calgary, Alberta T2P 3G7
                                             T: (403) 298-6111 F: (403) 298-7464

Husky is using SAGD technology to recover bitumen at Tucker. Construction at Tucker began in the fall of 2004, with commissioning of facilities and steam injection by mid-2006. First oil production is expected before the year end of 2006. A key advantage of the Tucker thermal project is its proximity to Husky's transmission pipeline system, which can transport diluted bitumen to the Company's heavy oil upgrader at Lloydminster, Saskatchewan, to be processed into premium synthetic crude.

Husky's total oil sands leases comprise approximately 425,000 acres and contain original bitumen in place of 33.5 billion barrels and possible reserves of 3.6 billion barrels.

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

FORWARD LOOKING STATEMENTS - CERTAIN STATEMENTS CONTAINED IN THIS PRESENTATION, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES, DRILLING RESULTS AND CHANGES IN ESTIMATES OF FUTURE PRODUCTION THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION - HUSKY'S DISCLOSURE OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION IS MADE IN RELIANCE ON AN EXEMPTION GRANTED TO HUSKY BY CANADIAN SECURITIES REGULATORY AUTHORITIES, WHICH PERMITS HUSKY TO PROVIDE DISCLOSURE REQUIRED BY AND CONSISTENT WITH THOSE OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND THE FINANCIAL ACCOUNTING STANDARDS BOARD IN THE UNITED STATES IN PLACE OF MUCH OF THE DISCLOSURE EXPECTED BY NATIONAL INSTRUMENT 51-101 Standards of Disclosure for Oil and Gas Activities. THE POSSIBLE OIL AND GAS RESERVES DISCLOSED IN THIS RELEASE HAVE BEEN EVALUATED IN ACCORDANCE WITH STANDARDS OUTLINED IN NATIONAL INSTRUMENT 51-101.

CAUTIONARY NOTE TO U.S. INVESTORS - THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PERMITS OIL AND GAS COMPANIES, IN THEIR FILINGS WITH THE SEC, TO DISCLOSE ONLY PROVED RESERVES THAT A COMPANY HAS DEMONSTRATED WITH ACTUAL PRODUCTION OR CONCLUSIVE FORMATION TESTS TO BE ECONOMICALLY AND LEGALLY PRODUCIBLE UNDER EXISTING ECONOMIC AND OPERATING CONDITIONS. WE USE CERTAIN TERMS IN THIS RELEASE, SUCH AS "POSSIBLE RESERVES", "RESOURCES", "RECOVERABLE" AND "IN PLACE" THAT THE SEC'S GUIDELINES STRICTLY PROHIBIT US FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS SHOULD REFER TO OUR ANNUAL REPORT ON FORM 40-F AVAILABLE FROM US OR THE SEC FOR FURTHER RESERVE DISCLOSURE.

                                      -30-

For further information, please contact:
Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938